Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Thomas & Betts Corporation:

We consent to the use of our reports dated February 17, 2009, with respect to the consolidated balance sheets of Thomas & Betts Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows, and shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated by reference in this Registration Statement on Form S-8.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Corporation adopted FASB Interpretation No. 48,  Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.

/s/ KPMG LLP

Memphis, Tennessee

May 1, 2009